Cheston J. Larson

Direct Dial: +1.858.523.5435

cheston.larson@lw.com

July 10, 2018

12670 High Bluff Drive

San Diego, California 92130

Tel: +1.858.523.5400 Fax: +1.858.523.5450

www.lw.com

FIRM / AFFILIATE OFFICES

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VIA EDGAR AND HAND DELIVERY

Ms. Mary Beth Breslin

Branch Chief

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Crinetics Pharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 9, 2018

File No. 333-225824

Dear Ms. Breslin:

We are in receipt of the Staff’s letter dated July 9, 2018 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Crinetics Pharmaceuticals, Inc. (the “Company”) as set forth below. A courtesy copy of this letter is being submitted to the Staff by hand delivery.

All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

The Offering, page F-12

1.	Although you disclose here and throughout your filing that you assume the automatic conversion of preferred stock into common stock immediately prior to the closing of your offering, it appears that you may not meet the offering price criterion or the exchange listing criterion as identified in Note 4 on page F-16. Please represent to us that in the event these criteria are not met that you will receive the affirmative election of at least a majority of your preferred stockholders to effect automatic conversion.

Response: The Company confirms to the Staff that in the event that the required offering price criterion or the exchange listing criterion are not met, all shares of the Company’s preferred stock will nevertheless convert into common stock immediately prior to the closing of the offering. The Company

July 10, 2018

respectfully advises the Staff that it has already received the affirmative written consent of greater than a majority of the outstanding shares of both its Series A convertible preferred stock and Series B convertible preferred stock to the conversion of all shares of preferred stock into shares of common stock on the terms set forth in the Company’s amended and restated certificate of incorporation effective immediately prior to the closing of the offering. Therefore, all shares of the Company’s preferred stock will convert into common stock without any further action required.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Cheston J. Larson

Cheston J. Larson of LATHAM & WATKINS LLP

cc:	Mark Brunhofer, Securities and Exchange Commission

Mary Mast, Securities and Exchange Commission

Irene Paik, Securities and Exchange Commission

R. Scott Struthers, Ph.D., Crinetics Pharmaceuticals, Inc.

Matthew T. Bush, Latham & Watkins LLP

Charles S. Kim, Cooley LLP